                              TRIUMPH FUNDS, INC.
                         1501 Reedsdale St., Suite 3002
                              Pittsburgh, PA 15223

                              PRESIDENT'S MESSAGE


Dear Shareholders,

This year has been a transition year for the Triumph Fund. First of all, expenses, performance and service were tantamount in providing success of the Triumph Fund. Triumph Funds, Inc. The newly elected Board of Directors has decided to maintain all previous agreements for shareholder servicing, recordkeeping and asset custody. The Board has also nominated Executive Investment Advisors (EIA) as the Investment Advisor for the fund. This nomination is critical to the success of Triumph Funds for several reasons. EIA currently manages over $350 million of both institutional and individual client monies. EIA is highly rated by Nelson's Rating Service (an independent rating service) for both equity and fixed income investments. EIA will bring strong historical performance to Triumph Fund. Triumph Funds, Inc. will also be distributed through Summit Investment Group, Inc. Summit Investment Group is a registered Broker/Dealer located in Pittsburgh and all at Summit are interested in and excited about the promise of selling and marketing this fund to its clientele.

Triumph Funds has also elected a Board of Directors that are industry leaders in their expertise of business and are committed to the success of the fund.

In conclusion, your Board of Directors wishes to thank you for your patience and continued support. With our newly assembled management team, distribution network, Investment Advisor and Board of Directors, we are all extremely optimistic about the future success and possibilities of the Triumph Fund.

Best Regards,


/s/Timothy B. Gabriel

Timothy B. Gabriel
President

                              TRIUMPH FUNDS, INC.
                         1501 Reedsdale St., Suite 3002
                              Pittsburgh, PA 15223


                  MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

The Asset Allocation Fund's transition period is also reflected in the fund's performance. Because of the transition of the fund from different management groups, the assets have been held in mainly treasury securities. Therefore, in the beginning of the year when much of the market had a rather substantial upward bias, the performance of the fund suffered because of the conservative posture. However, the recent violation in the market has evaporated much of these previous gains and the stability of this position has maintained value in the face of this volitility. This strategy resulted in a loss of 60.79% in the overall portfolio of the fiscal year ending September 30, 1997. During the same period, the standard and Poor's 500 Index, the benchmark of the largest 500 companies in the marketplace, increased 29.20%.

Again. Because of the transition of this fund to new management and lack of active management, the loss in asset value is reflective of these facts.

                                  Triumph Fund
                  Historical Performance of $10,000 Investment


                                    (chart)


[The chart is line graph showing the data below for the Fund's annual performance plus the S&P 500 for the same periods also starting with a $10,000 investment. The S&P 500 data is as follows:


Month end     Invested Amount  Market Value
 Nov. 1991        $10,000       $ 10,000
Sept. 1992        0               11,025
Sept. 1993        0               12,666
Sept. 1994        0               13,156
Sept. 1995        0               16,623
Sept. 1996        0               20,617
Sept. 1997        0               26,772]


                    November 12, 1991 to September 30, 1997

         Past performance may not be indicative of future performance.


    Month          Invested            Capital Gains            Market
     end            Amount               Reinvested              Value

 Nov 91                     10,000                       0            9,525
Sept 92                        0                         0            8,833
Sept 93                        0                        479           8,034
Sept 94                        0                         0            6,981
Sept 95                        0                         0            6,712
Sept 96                        0                         0            3,521
Sept 97                        0                         0            1,380

Annualized Internal Rate of Return (Life of Fund): 27.53%
Internal Rate of Return (One year with maximum load): 62.65%

                                                    Beginning          Ending
                                                      Value            Value

Triumph Fund                                           9,525           1,380
Standard & Poor's 500 Index                           10,000          26,772

The S & P Index is an unmanaged index generally considered to be representative of the U.S. Stock market

                                                           27955 Clemens Road
           McCurdy                                         Westlake, Ohio 44145
[LOGO M&A] & Associates                                    Phone: (440) 835-8500
           CPA's, Inc.                                     Fax: (440) 835-1093

--------------------------------------------------------------------------------

                       INDEPENDENT AUDITOR'S REPORT
                       ----------------------------



To The Shareholders and
Board of Directors
Triumph Funds, Inc.

We have audited the accompanying statement of assets and liabilities of the Asset Allocation Fund (the sole portfolio of the Triumph Funds, Inc.) including the schedule of investments, as of September 30, 1997, and the related statements of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Asset Allocation Fund of the Triumph Funds, Inc. as of September 30, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.


/s/ McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio  44145
October 29, 1997

                         TRIUMPH ASSET ALLOCATION FUND
                            SCHEDULE OF INVESTMENTS
                              SEPTEMBER 30, 1997


Short Term Investments:

  Star Treasury Fund
    (Cost - $39,089)                              $ 39,089
                                                  --------
    Total Investments (Cost $39,089)**            $ 39,089

    Other Assets Less Liabilities                  (15,086)
                                                  --------
Total Net Assets 100%                             $ 24,003
                                                  ========



**Cost for federal income tax purposes is the same.









                    The accompanying notes are an integral
                      part of these financial statements

                         TRIUMPH ASSET ALLOCATION FUND
                       STATEMENT OF ASSETS & LIABILITIES
                              SEPTEMBER 30, 1997

Assets:

  Ivestments at Market Value
    (Cost - $39,089)                                 $ 39,089
  Receivable for Dividends and Interest                   172
                                                     --------
    Total Assets                                       39,261

Liabilities:

  Accrued Expenses and Other                           15,258
                                                     --------

    Total Liabilities                                  15,258

Net Assets:                                          $ 24,003
                                                     ========

Net Assets Consist of:
  Paid In Capital                                    $164,480
  Undistributed Realized Capital Loss                (140,477)
                                                     --------

NET ASSETS FOR 22,191 SHARES OUTSTANDING             $ 24,003
                                                     ========

NET ASSET VALUE AND REDEMPTION PRICE
  PER SHARE ($24,003/22,191 SHARES)                     $1.09
                                                        =====











                    The accompanying notes are an integral
                      part of these financial statements

                         TRIUMPH ASSET ALLOCATION FUND
                            STATEMENT OF OPERATIONS
                       THE YEAR ENDED SEPTEMBER 30, 1997



Investment Income:

  Interest                                              $  2,447
                                                        --------

    Total Investment Income                             $  2,447

Expenses:

  Advisory Fees (Note 4)                                     249
  Legal Expenses                                           9,570
  Audit Expenses                                           7,948
  Regulatory and Filing Fees                               4,793
  Custodial Fees                                           3,581
  Transfer Agent Fees                                      2,287
  Accounting Fees                                          8,550
  Administrative Fees (Note 4)                             2,000
  Amortized Organizational Expense (Note 1)                2,659
  Other Expenses                                           1,784
                                                        --------

    Total Expenses                                        43,421

Net Investment Loss                                      (40,974)
                                                        --------

Realized and Unrealized Gain (Loss)

  Net Realized Loss on Investments                        (2,905)
                                                        --------

Net Realized and Unrealized Gain
  on Investments                                          (2,905)
                                                        --------


Net Decrease in Net Assets from Operations              $(43,879)
                                                        ========












                    The accompanying notes are an integral
                      part of these financial statements

                         TRIUMPH ASSET ALLOCATION FUND
                      STATEMENT OF CHANGES IN NET ASSETS
                FOR THE YEAR ENDED SEPTEMBER 30, 1997 AND 1996

Increase (Decrease) in Net Assets
 From Operations:                               1997             1996
                                                ----             ----
  Net Investment Loss                        $(40,974)       $ (86,788)
  Net Realized Loss on Investments             (2,905)          35,510
  Change in Unrealized Appreciation
    (Depreciation) of Investments               1,693          (42,387)
                                             --------        ---------
  Net Decrease in Net Assets
    from Operations                           (42,186)         (93,665)

Dividends Paid to Shareholders From:

  Net Investment Income                             0                0
  Net Realized Gain on Investments                  0                0

Capital Shares Transactions (Note 2)           (7,165)        (530,469)
                                             --------        ---------

  Total Increase (Decrease) in
   Net Assets                                 (49,351)        (624,134)

Net Assets:

  Beginning of Period                          73,354          697,488
                                             --------        ---------

  End of Period                              $ 24,003        $  73,354
                                             ========        =========



                    The accompanying notes are an integral
                      part of these financial statements

                         TRIUMPH ASSET ALLOCATION FUND
                             FINANCIAL HIGHLIGHTS
                 (FOR A SHARE OUTSTANDING THROUGHOUT A PERIOD)

                                                                  Year Ended September 30,
                                          1997             1996            1995            1994            1993
                                         ------           ------          ------          ------          ------
Net Asset Value,
 Beginning of Period

Income from Investment
 Operations:
Net Investment Loss                      $2.78            $5.30           $5.47           $6.29           $7.41
Net Realized and Unrealized              (1.57)           (1.50)          (1.07)          (0.88)          (0.60)
 Gains (Losses) on Investments           (0.12)           (1.02)          (0.90)          (0.06)          (0.12)
                                         ------           ------          ------          ------          ------

Total from Investment
 Operations                              (1.69)           (2.52)          (0.17)          (0.82)          (0.72)

Less Distributions:
Distributions from Net
 Realized Gains                           0.00             0.00            0.00            0.00            0.36
Return of Capital                         0.00             0.00            0.00            0.00            0.04
                                         ------           ------          ------          ------          ------

Total Distributions                       0.00             0.00            0.00            0.00            0.40

Change in Net Asset Value                (1.69)           (2.52)          (0.17)          (0.82)          (1.12)
                                         ------           ------          ------          ------          ------

Net Asset Value,
 End of Period                           $1.09            $2.78           $5.30           $5.47           $6.29
Total Return***                         (60.79)%         (47.55)%         (3.11)%        (13.04)         (10.49)%

Ratios/Supplemental Data
Net Assets, End of Period (000)             24               73             697             485             664

Ratios to Average Net Assets:
Expenses                                109.62%           33.74%          21.92%          12.56%           8.40%
Net Investment Income (Loss)           (103.44%)         (31.37)%        (20.61)%        (11.55)%         (6.48)%
Portfolio Turnover Rate                    162%             187%            141%            200%            116%
Average Commission Rate Paid            $.5881           $.2102


*** Total return does not reflect sales commissions


                    The accompanying notes are an integral
                      part of these financial statements

                         TRIUMPH ASSET ALLOCATION FUND
                         NOTES TO FINANCIAL STATEMENTS
                              SEPTEMBER 30, 1997


NOTE 1. Summary of Accounting Policies
        ------------------------------

        Triumph Funds, Inc. (the "Fund"), formerly known as Penn Capital Funds, Inc. is registered under the Investment Company Act of 1940 as an open end diversified management investment company. The Fund currently has one series, the Asset Allocation Fund whose investment objective is to provide long term high total investment return, partly through current income, but principally through capital appreciation. Its financial statements are prepared in accordance with generally accepted accounting principles for investment companies as follows:

        Security Valuation
        ------------------

        Investments securities listed or traded on a recognized national stock exchange or NASDAQ are valued at the last reported sales prices on the principal exchange on which the securities are traded. Over-the-counter securities and listed securities for which no sale is reported are valued at the mean between the last current bid and asked prices. Securities for which market quotations are not readily available are valued at fair value in accordance with standards determined in good faith by the Board of Directors.


        Federal Income Taxes
        --------------------

        The Fund's policy is to comply with requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all its taxable income to its shareholders. Therefore, no federal income tax position is required.

        Deferred Organization Expenses
        -----------------------------

        Organization costs had been deferred and were amortized over the five-year period ended November 12, 1996.

        Estimates
        ---------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         TRIUMPH ASSET ALLOCATION FUND
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                              SEPTEMBER 30, 1997


        Other
        -----

        Investment transactions are accounted for on a trade date basis. Realized gains and losses from securities transactions are reported on the identified cost basis. Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Dividends and capital gain distributions to shareholders are recorded on the ex-dividend date.


NOTE 2. Capital Share Transactions
        --------------------------

        As of September 30, 1997, there were 300,000,000 shares of no par value capital stock authorized of which 10,000,000 shares have been allocated to the Asset Allocation Fund. Transactions in capital stock were as follows:

                                    Year Ended                 Year Ended
                                September 30, 1997         September 30, 1996

        Shares Sold                  0   $     0                 0   $       0

        Shares Redeemed         (4,233)  $(7,165)         (105,071)  $(530,469)
                                -------  --------         ---------  ----------

        Net Increase (Decrease) (4,233)  $(7,165)         (105,071)  $(530,469)
                                =======  ========         =========  ==========

NOTE 3. Investment Transactions
        -----------------------

        During the year ended September 30, 1997, the cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $0 and $74,849, respectively. At September 30, 1997, the Fund had tax basis net capital losses of $(140,477), which may be carried forward to offset future capital gains. Such losses expire between September 30, 2001 and 2005.


NOTE 4. Investment Advisory Fees and Other Affiliates
        ---------------------------------------------

        International Investments, Inc. served as the Fund's investment advisor through March 1, 1997. On that date they were replaced by Executive Investment Advisors, Inc. For its services as Fund Adviser, it is paid an advisory fee at an annual rate of 1.00% of the average daily net asset value of the Fund on the first $25 million of average daily net asset value; 0.75% on the next $75 million of average daily net asset value; and 5/8th of 1% on any amount over $100 million in average daily net asset value.

                         TRIUMPH ASSET ALLOCATION FUND
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                              SEPTEMBER 30, 1997


NOTE 4. Investment Advisory Fees and Other Affiliates (Cont'd)
        ------------------------------------------------------

        The Fund has entered into an administrative services agreement with James M. Beinel, Jr., while he was president of the Fund. Under this agreement, Mr. Beimel, who does not receive a salary from the Fund, will perform all the needed administrative services for the Fund, including providing space for PCF's offices in Pittsburgh. Mr. Beimel resigned early in the year and was not formally replaced until October 1997.

        Dunwoody Brokerage Services, Inc. ("Dunwoody") is the Fund's distributor. Dunwoody retained $1,235 from brokerage fees on execution of portfolio transactions.


NOTE 5. Reclassification
        ----------------

        In accordance with AICPA Statement of Position 93-2, the components of net assets of the Fund have been reclassified to the extent that the net investment loss of $40,974 sustained during the fiscal year ended September 30, 1997, which represents a permanent difference for income tax purposes, has been reclassified as a decrease in net capital paid in.

NOTE 6. Financial Instruments Disclosure
        --------------------------------

        There are no reportable financial instruments which have any off-balance sheet risk as of September 30, 1997.

NOTE 7. Subsequent Events
        -----------------

        Summit Investment Group took over as underwriter for the Fund under a contract dated October 1, 1997.

        Gabriel Capital Management, Inc. took over as administrator for the Fund under a contract dated October 1, 1997. For these duties it will be paid a fee equal of the greater of $5,000 per month or a net asset charge of .50% (50 basis points).

        The Fund let its state registrations and insurance lapse during the current fiscal year. However, it did not sell any shares during this time frame. The Fund is now in the process of updating it's state registrations and has reinstated it's insurance effective as of October 31, 1997.

        The Fund has received commitments from investors to purchase sufficient shares to cover expected expenses during the 1997-98 fiscal year. These purchases will occur as soon as the state registrations are current.